June 25, 2025

Joshua Kobza
Chief Financial Officer
Restaurant Brands International Limited Partnership
130 King Street West, Suite 300
Toronto, Ontario M5X1E1
Canada

       Re: Restaurant Brands International Limited Partnership
           Form 10-K for Fiscal Year Ended December 31, 2024
           Filed February 21, 2025
           File No. 001-36787
Dear Joshua Kobza:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services